Exhibit (a)(1)(F)

PRESS RELEASE

PROPHASE LABS, INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER TO REPURCHASE UP TO 4.0 MILLION SHARES OF ITS COMMON STOCK AT PRICE OF $2.30 PER SHARE

DOYLESTOWN, PA — (Globe Newswire – August 25, 2017) — ProPhase Labs, Inc. (NASDAQ: PRPH, www.ProPhaseLabs.com), a diversified natural health medical science company (the “Company” or “ProPhase”), today announced that it has commenced a tender offer to purchase up to 4.0 million shares of its common stock at a price of $2.30 per share. The number of shares proposed to be purchased in the tender offer represents approximately 24.7% of the approximately 16.2 million shares of ProPhase’s common stock issued and outstanding as of August 21, 2017. The last reported sale price of ProPhase’s common stock on August 15, 2017, the last full trading day before ProPhase announced its intention to commence the tender offer, was $2.13 per share.

The tender offer will expire at 5:00 p.m., New York City time, on Monday, September 25, 2017, unless extended by ProPhase. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that is being distributed to stockholders.

On the terms and subject to the conditions of the tender offer, ProPhase’s stockholders will have the opportunity to tender some or all of their shares at a price of $2.30 per share. If stockholders properly tender more than 4.0 million shares, ProPhase will purchase shares tendered by those stockholders owning fewer than 100 shares, without pro ration, and all other shares tendered will be purchased on a pro rata basis, as described in the Offer to Purchase that is being distributed to stockholders. Stockholders whose shares are purchased in the tender offer will be paid $2.30 per share, net in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer period. Ted Karkus, Chairman of the Board and Chief Executive Officer of ProPhase, has irrevocably committed to tender 500,000 shares he owns on the same terms and conditions as are offered to all other stockholders.

ProPhase has approximately $36.9 million in cash and cash equivalents, a portion of which will be used to fund the tender offer.

The Information Agent is MacKenzie Partners, Inc. The Depositary is American Stock Transfer & Trust Company, LLC. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and also will be made available for distribution to beneficial owners of ProPhase’s common stock. For questions and information, please call the Information Agent toll free at 1-800-322-2885.

None of ProPhase, its Board of Directors, the Information Agent or the Depositary is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must make their own decisions as to how many shares they will tender, if any. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF PROPHASE COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT PROPHASE WILL SHORTLY BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT PROPHASE WILL SHORTLY BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV, THE INVESTOR INFORMATION SECTION OF PROPHASE’S WEBSITE AT WWW.PROPHASELABS.COM OR BY CALLING MACKENZIE PARTNERS, INC., THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT 1-800-322-2885. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About ProPhase

ProPhase is a manufacturer, marketer and distributor of a diversified range of health care products and cold remedy products that are offered to the general public. We are also engaged in the research and development of potential over-the-counter (“OTC”) drug and natural base health products including supplements, personal care and cosmeceutical products. For more information visit us at www.ProPhaseLabs.com.

Forward-Looking Statements

All statements contained in this press release, other than statements of historical fact, are forward-looking statements including those regarding the expected timing of the tender offer described in this press release. These statements speak only as of the date of this press release and are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties relating to changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

Investor Contact

Ted Karkus, Chairman and CEO

ProPhase Labs, Inc.

(267) 880-1111